Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-145251 on Form S-3 and No. 333-131900 on Form S-8 pertaining to Hughes Communications, Inc. of our report dated March 10, 2008, relating to the consolidated balance sheets of Hughes Network Systems, LLC and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, changes in equity, and cash flows for the two years ended December 31, 2007 and for the period from April 23, 2005 to December 31, 2005, and the combined consolidated statements of operations, changes in equity, and cash flows of Hughes Network Systems for the period from January 1, 2005 to April 22, 2005, and the related financial statement schedule appearing in this Annual Report on Form 10-K of Hughes Communications, Inc. for the year ended December 31, 2007.

/s/ Deloitte & Touche LLP

Baltimore, Maryland

March 10, 2008